UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2019

CONSUMERS BANCORP, INC.

(Exact name of registrant as specified in its charter)

OHIO	033-79130	34-1771400
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

614 East Lincoln Way

P.O. Box 256

Minerva, Ohio 44657

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (330) 868-7701

Not Applicable

(Former name or former address, if changed since last report)

__________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Item 1.01	Entry into Material Definitive Agreement.

On June 14, 2019, Consumers Bancorp, Inc., an Ohio corporation (“Consumers”), and Consumers National Bank, a national banking association and a wholly-owned subsidiary of Consumers (“Consumers Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peoples Bancorp of Mt. Pleasant, Inc., an Ohio corporation (“Peoples”), and The Peoples National Bank of Mount Pleasant, a national banking association and a wholly-owned subsidiary of Peoples (“Peoples Bank”). Upon the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the merger (the “Effective Time”), Peoples will merge with and into Consumers with Consumers being the surviving corporation (the “Merger”) and, pursuant to a separate merger agreement by and between the bank subsidiaries, followed immediately thereafter, Peoples Bank will merge with and into Consumers Bank with Consumers Bank being the surviving corporation (the “Bank Merger”). The Merger Agreement was unanimously approved and adopted by the Board of Directors of both Consumers and Peoples. After the Merger and the Bank Merger, Consumers Bank will be the sole banking subsidiary of Consumers.

Peoples Bank is headquartered in Mt. Pleasant, Ohio, has approximately $79 million in total assets and operates three full-service banking centers located in Mt. Pleasant, Adena, and Dillonvale, Ohio.

Peoples’ shareholders will be entitled to receive the merger consideration (the “Merger Consideration”).  Each common share of Peoples issued and outstanding immediately prior to the Effective Time, except for dissenting shares, treasury stock, or the excluded shares (as defined in the Merger Agreement), will be converted into the right to receive the following: (i) $1,200.00 in cash for each Peoples common share with respect to which an election to receive cash has been made; (ii) 63.16 common shares of Consumers for each Peoples common share with respect to which an election to receive Consumers common shares has been made; or (iii) for each Peoples common share with respect to which no election has been made the right to receive Stock Consideration or Cash Consideration will be determined in accordance with the Merger Agreement. The Merger Agreement has proration procedures designed to result in the total Merger Consideration being 50% Consumers common share and 50% cash. Therefore, shareholder elections of Consumer common shares or cash may be adjusted accordingly.

The Peoples common shares for which the holder thereof properly exercises dissenter rights under Ohio law will not be converted into a right to receive the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both Consumer and Peoples, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of the business of Peoples during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of Peoples to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions related to an unsolicited third party bona fide written acquisition proposal that is a Superior Proposal (as defined in the Merger Agreement), to recommend that its shareholders adopt the Merger Agreement, and (iii) non-solicitation obligations relating to alternative acquisition proposals to Peoples. Consumers and Peoples have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by Peoples shareholders, (ii) the Registration Statement on Form S-4 to register for issuance the Consumers common shares for issuance pursuant to the Merger shall have become effective under the Securities Act of 1933, as amended, (iv) no order, injunction or decree shall have been issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect, and (v) all regulatory authorizations, consents, orders or approvals of the transactions contemplated by the Merger Agreement that are necessary to consummate the transactions (except for such approvals as would not be material to Consumers), or any other approvals the failure of which to be obtained would reasonably be likely to have, individually, or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement on Consumers) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides customary termination rights for both Consumers and Peoples and further provides that a termination fee of $410,240 will be payable by Peoples to Consumers upon termination of the Merger Agreement under certain circumstances.

Pursuant to voting agreements entered into in connection with the Merger Agreement the directors of Peoples have agreed to vote all of their shares of Peoples in favor of the Merger.  All of Peoples directors have entered into voting agreements (representing approximately 20.0% of the total shares outstanding) to vote their shares in favor of the Merger. The vote required to approve the Merger is a majority of the outstanding common shares of Peoples.

Qualification of Representations and Warranties

The Merger Agreement contains representations and warranties made by the parties to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Merger Agreement. While Consumers do not believe that this disclosure schedule contains information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. You should not rely on the representations and warranties in the Merger Agreement when it is filed with the SEC as characterizations of the actual state of facts about Consumers, Consumers Bank, Peoples, and Peoples Bank, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Consumers and Peoples rather than establishing matters as facts. In addition, the representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Consumers, Consumers Bank, Peoples and Peoples Bank. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Consumers will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Peoples and a prospectus of Consumers. Before making any voting or investment decision, investors are urged to read any proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.

The proxy statement/prospectus, as well as other filings containing information about Consumers will be available without charge, at the SEC’s Internet site: www.sec.gov. Copies of the proxy statement/prospectus and other filings with the SEC that relate to the proposed transaction and to Consumers can also be obtained, when available, without charge, from the Consumers website at https://www.consumersbank.com.

Forward-Looking Statements

Certain matters set forth in this Current Report on Form 8-K may contain forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; statements about the benefits of the proposed Merger between Consumers and Peoples, statements of expectation or belief; projections related to certain financial metrics; and statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond the control of Consumers. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Consumers anticipates in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in the Consumers Annual Report on Form 10-K and those disclosed in other periodic or current reports filed with the Securities and Exchange Commission by Consumers, as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, the respective businesses of Consumers and Peoples may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in herein or in any documents, annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All forward-looking statements included herein are based on information available at the time. Forward-looking statements speak only as of the date they are made. Consumers does not assume any duty or undertake to update forward-looking statements.

Item 7.01	Regulation FD Disclosure.

Consumers issued a joint press release with Peoples in connection the announcement of the entry into the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The information furnished in this Item 7.01 and in Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Joint Consumers and Peoples Press Release dated June 14, 2019 announcing the execution the Merger Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CONSUMERS BANCORP, INC.

/s/ Ralph J. Lober, II
Ralph J. Lober, II President and
Chief Executive Officer

Date: June 14, 2019